

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2022

Eli Spiro
Chairman and Chief Executive Officer
CleanTech Acquisition Corp.
207 West 25th Street, 9th Floor
New York, NY 10001

> **Re: Cleantech Acquisition Corp.**
> **Amendment No. 4 to Registration Statement on Form S-4**
> **Filed June 17, 2022**
> **File No. 333-262431**

Dear Mr. Spiro:

     We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 14, 2022 letter.

Amendment No. 4 to Registration Statement on Form S-4 filed June 17, 2022

Ownership of the Post-Business Combination Company After the Closing, page 34

1.   We note your response to prior comment 4. Please explain further how you determined that Roth and Lake Street were not engaged for services provided in connection with this merger. In this regard, we note that the agreement with Roth filed as Exhibit 10.28 notes that CLAQ "has retained Roth Capital Partners, LLC . . . to provide the Company with certain advisory services . . . relating to the Company's possible merger or other form of business combination transaction . . . between the Company and Nauticus Robotics, Inc." Alternatively, tell us why such services were engaged.

Risk Factors
Nauticus has identified a material weakness in its internal control over financial reporting. This material weakness could..., page 45

2. We note your revised disclosure in response to prior comment 5. Please revise to include a similar discussion here, or provide a cross-reference to your risk factor on page 65 where you disclose the detailed steps taken so far to remediate the identified material weakness in internal control over financial reporting. Similar revisions should be made to your discussion of Internal Control Over Financial Reporting on page 190.

We rely on a limited number of suppliers for certain raw materials and supplied components..., page 72

3. This risk factors and the risk factor "Disputes with our subcontractors or the inability of our subcontractors to perform…" on page 75 discuss potential risks related to your supply chain. Please update your risks characterized as potential if recent supply chain disruptions have impacted your operations.

The terms of certain of our current and likely future contracts are highly sensitive and we are limited in our ability to disclose such term, page 75

4. You indicate that you are limited in your ability to disclose sensitive terms in certain contracts and agreements, "including terms that may affect our expected cash flows or the value of any collateral." You also disclose that "[t]herefore, we have not allowed third parties to review the terms of these agreements." Please disclose whether CLAQ or its advisors were unable to review the terms of any material agreements. If so, disclose how the CLAQ board considered this limitation in approving and recommending the business combination with Nauticus. In addition, please revise your disclosure to remove any implication that you will not comply with your disclosure obligations under the federal securities laws.

Certain Nauticus' Projected Financial Information, page 118

5. We note your response to prior comment 3 and your disclosure on page 119 that the "statements and disclosures in the table above, related to the RaaS service revenue, are subject to the same qualifications and assumptions described in Footnote (1) above." Footnote (1) does not appear to include any assumptions or qualifications. Clarify, if true, that the information disclosed in the table is subject to the same qualifications and assumptions applied to the revenue projections disclosed under "Proposal 1 - The Business Combination Proposal - Certain Nauticus' Projected Financial Information."

6. We note your disclosure on page 24 that the Hydronaut 1 is currently fulfilling charter days for a Large Confidential Government Contractor and that the "lease agreement for Hydronaut 1 was based on a usage rate of $6,000 per day, with no fixed number of operational days, beginning on January 31, 2022." We further note your disclosure on

page 121 appearing to describe the 18-month contract with a Large Confidential Government Contractor that states the Hydronaut "is not included in the lease portion, but instead is chartered through the engineering services portion of the contract as a direct cost to the program." Advise whether Nauticus has a separate lease agreement for the Hydronaut 1 in addition to it being chartered to the Large Confidential Government Contractor through the engineering service portion of the contract provided as Exhibit 10.25. Disclose on page 121 if the 18-month Aquanaut lease began in June 2021, as disclosed on page 172. If the Hydronaut charter arrangement began after June 2021, but is contemplated by the June 2021 18-month agreement, please clarify this timing. If there are separate arrangements for the Hydronaut that began in June 2021 and/or January 2022, as applicable, please update your disclosure throughout the registration statement as appropriate.

7. We note your response to prior comment 6. You disclose on page 121 that for the Aquanaut "some of the labor costs associated with such operations is accounted for through another contract." Your revised disclosure on the same page says "[a]ll support costs for the Aquanaut and Hydronaut are included in the lease and charter fees charged to the customer." Please clarify whether support costs include labor costs in this context. To help investors better understand how this arrangement is not "precisely" a RaaS lease, discuss the extent and type of costs that are or are not being provided by Nauticus for this contract that would be provided under an RaaS model.

8. We note your statement on page 120 referring to the "commercial fleet size as disclosed in the investor deck." Please include the referenced information from the investor desk in your disclosure.

Material U.S. Federal Income Tax Consequences, page 150

9. We note you have filed the opinion of Winston & Strawn that the Merger will qualify as a "reorganization" for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code. Please have counsel revise its opinion to also opine on the resulting material U.S. federal tax consequences to Nauticus stockholders who are receiving shares in the Merger. Revise to discuss these material tax consequences in this section and the related Q&A.

Related Party Loans, page 241

10. We note your response to prior comment 7. Please update your disclosure regarding loans from Chardan Capital Markets, LLC, CLAQ's Co-Sponsors, or the officers and directors as of the latest practicable date.

Nauticus Robotics, Inc. Notes to Financial Statements
2. Summary of Significant Accounting Policies
Revenue Recognition, page F-59

11.   We note your revised disclosure and response to prior comment 9. Please further revise to disclose more appropriate time bands of when you expect to recognize the approximately $49 million of unsatisfied performance obligation as of December 31, 2021 included in the "thereafter" category. Similar revisions should be made in your interim footnote disclosure on page F-80. Refer to ASC 606-10-50-13(b).

General

12.   With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

13.   We note that you have filed a preliminary proxy statement on Schedule 14A on June 17, 2022, to seek shareholder approval to amend the extension provisions of your current charter and Trust Agreement. Please update your registration statement to disclose whether you intend to extend the time to consummate a business combination and whether you intend to do so under your current charter and Trust Agreement or, if approved, the proposed amendments to your charter and Trust Agreement. Discuss the consequences of extending your time to consummate a business combination on the merger with Nauticus under the current or proposed provisions and the resulting benefits and detriments to public shareholders and the post-Business Combination company. Additionally, update your disclosure describing the Related Party Extension Loans and add appropriate disclosure about the conflicts and potential benefits to your Co-Sponsors, directors and officers if the charter amendment proposal and Trust Amendment proposals are approved instead of the existing extension provisions remaining in place. Lastly, consider what impact the extension provisions may have on your pro forma financial statements.

Eli Spiro
CleanTech Acquisition Corp.
July 1, 2022
Page 5

       You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Kathleen Krebs, Special Counsel, at (202) 551-33501 with any other questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Technology

cc: Giovanni Caruso, Esq.